

September 13, 2013

Igor Dmitrowsky
Chief Financial Officer
Baltia Airlines, Inc.
JFK International Airport,
Building 151
Jamaica, NY 11430

     Re: **Baltia Airlines, Inc.**
             Form 10-K for the year ended December 31, 2012
             Filed April 16, 2013
             File No. 001-14519

Dear Mr. Dmitrowsky:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

1. Please refer to comment 3 of our letter to you dated August 18, 2011 wherein we requested that you to remove references to the Private Securities Litigation Act safe harbors as these safe harbors are not available to penny stock issuers and to refrain from referring to the PLSRA safe harbors in future press releases and in other materials available on your internet site. Please file an amended Form 10-K removing the statement "The following discussion includes certain forward-looking statements within the meaning of the safe harbor protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended." Please also confirm that you will refrain from referring to the PLRSA safe harbors in future filings, press releases and other materials on your internet site until such time as is appropriate under the applicable rules and regulations.

Item 9A. Controls and Procedures

2. We note that you have assessed both Disclosure Controls and Procedures and Internal Control over Financial Reporting as effective. Please reconsider your assessment of both DCP and ICFR as of December 31, 2012, giving consideration to the lack of all required audit opinions as well as how the current number of employees impacts your ability to have proper segregation of duties.

Item 13. Certain Relationships and Related Transactions

3. Please refer to comment 1 of our letter to you dated September 28, 2011 and your response dated October 14, 2011 regarding the loan to you from Eastern Construction & Electric, Inc. Consistent with your prior response, please amend your Form 10-K to provide the disclosure regarding this related party transaction as required by Item 404 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note the first paragraph of the opinion states that the opinion on the statements of operations, stockholders' deficit and cash flows for the period from inception to December 31, 2007, insofar as it relates to amounts for prior periods through December 31, 2007, is based solely on the report of other auditors. In situations where a current auditor relies on the work of a predecessor auditor with respect to discrete reporting periods that are part of the cumulative amounts since inception, the filing should include the predecessor auditor's report. Refer to Rule 2-05 of Regulation S-X for guidance.

Statements of Operations, page F-3

5. We note from your disclosure here and in your statement of cash flow that you received proceeds of approximately $144,000, and recorded a loss on sale of approximately $1.6 million in connection with the sale of assets. Please tell us the facts and circumstances surrounding this disposal. According to disclosure in your MD&A, this sale involved a used 747 aircraft. Further, please tell us, given the significant loss on disposal, how you have evaluated the remaining aircraft for impairment.

Note3. Property and Equipment, page F-9

6. Please revise your disclosure to discuss the aircraft sold during 2012. Also, discuss the remaining aircraft in terms of the recoverability of its carrying value and whether or not such aircraft is currently idled. If idled, disclose where you store the aircraft for future use.

Exhibits

7. We note the statement under "Item 1. Business" that "[i]n the first quarter of 2010, [you] leased engines on a power by the hour basis from Logistic Air, Inc." We note that as an exhibit to your amended Form 10-K for the fiscal year ended December 31, 2010 filed on April 13, 2012 you filed an engine lease agreement with Logistic Air, Inc. with a term of two years beginning February 1, 2010. It appears that this agreement may no longer be in effect. As an exhibit to your amended 10-K please file your engine lease agreement that is currently in effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. Please contact Amy Geddes at 202-551-3304 or me at 202-551-3211if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief